Filed by National City Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: MAF Bancorp, Inc. Commission File Number: 0-18121
May 1, 2007
Dear MidAmerica Bank Employee:
This morning we announced plans for MidAmerica Bank to merge with National City, one of the nation’s largest financial holding companies. In today’s competitive banking environment, our Board of Directors believes this decision is in the best long-term interests of our investors, customers, employees and communities.
Headquartered in Cleveland, National City operates an extensive banking network of more than 1,300 branches and nearly 2,100 ATMs in Ohio, Florida, Illinois, Indiana, Kentucky, Michigan, Missouri and Pennsylvania, and serves customers in selected markets nationally. The company has $140 billion in assets and approximately 31,000 employees.
National City’s brand promise of “doing what’s right for its customers” is consistent with our commitment to “paying a higher rate of attention.” Joining forces better positions us to do just that through greatly enhanced banking products and services and a significantly expanded network of delivery channels.
MidAmerica customers will benefit from National City’s full suite of products and services, including expanded corporate banking, wealth management and mortgage banking services and greatly enhanced consumer and small business products and services, including credit card, online banking and bill pay services and an industry leading banking rewards program.
The combination of our great two companies will produce the fourth-largest bank in Chicago and the fifth largest in the Milwaukee market, providing significantly expanded delivery channels to our customers.
In Chicago and Milwaukee, that will include 126 and 24 branches respectively, and 191 ATMs. Further, MidAmerica customers will have the opportunity to use any non-National City ATM without incurring National City fees, contingent upon enrollment in a checking account with a form of monthly automatic account activity.
There is much to look forward to in our future with National City. However, I also realize that this announcement will raise questions and concerns among our employees, customers and communities. I can assure you that our management team will work closely with National City to keep you informed as details of the transition are finalized.
Included with this letter are a news release about today’s announcement, a fact sheet about National City and answers to customer and employee questions. I encourage you to read this material to learn more about National City and today’s announcement. In the near future, we will provide more information about the timetable and process for ongoing communication about the merger. In the meantime, I know I can count on you to continue to provide the high levels of service that our customers deserve and expect from our company.

At this significant turning point in our history, I want to thank each of you for your hard work and dedication. Through your efforts, we have a proud history of providing community-focused financial services to customers throughout Chicago, Milwaukee and the surrounding areas. Moving ahead with the backing of National City, we can look forward to serving our customers in even more ways in the future.
Thank you for your continued support and commitment to our customers.
Sincerely,
Allen H. Koranda
Chairman and Chief Executive Officer
Attachments:
News Release
National City Brand & Fact Sheets
Employee Q&A
Customer Q&A
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In connection with the proposed transaction, National City Corporation will file a registration statement on Form S-4 with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about National City Corporation, MAF Bancorp, Inc. and the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and MAF Bancorp, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to MAF Bancorp, Inc. at 55th Street and Holmes Avenue, Clarendon Hills, Illinois, 60514-1596, Attention: Investor Relations, 630-325-7300.
The respective directors and executive officers of National City and MAF Bancorp and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 7, 2007, and information regarding MAF Bancorp’s directors and executive officers is available in its amendment to Form 10-K/A filed with the SEC on April 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy an securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of MAF Bancorp’s stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and MAF Bancorp’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Quarterly Reports on Form 10-Q, as they are filed, and the 2006 Annual Reports on Form 10-K of National City and MAF Bancorp, as amended, filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.